Exhibit 99.1

NEWS RELEASES
Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
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w:	www.kimberresources.com

HIGH-GRADE ON KIMBER’S COCOS

September 7, 2005

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to report results of a further four reverse circulation drill holes on the Carmen deposit. These relatively few holes are being released immediately on reception of their assays because of the remarkable gold grades in MTR-263 in the Cocos zone, on the eastern edge of the Carmen deposit area. The 97.75g/t gold intersection reported below in the interval from 248 to 252 metres comprises two two-metre intervals, the first grading 114g/t gold and the second 85g/t. These are the two highest gold assays received to-date on the project. They were of a character similar to adjacent samples, and processed according to the routine protocol listed below.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
MTR-263	158	170	12	0.306	56	0.96
and	176	182	6	0.289	56	0.95
and	196	200	4	0.742	34	1.14
and	232	248	16	0.092	42	0.59
and	248	252	4	97.750	163	99.67
and	252	256	4	2.675	75	3.55
and	256	276	20	0.651	5	0.71
	Ends in mineralization.
MTR-264	6	10	4	0.932	4	0.97
and	36	40	4	0.477	56	1.13
and	140	146	6	0.289	51	0.89
	Scattered anomalous to 1.85g/t Au to 198m.
MTR-265	78	94	16	4.234	121	5.65
Incl	80	84	4	15.875	299	19.39
MTR-266	0	12	12	0.182	37	0.62
	144	150	6	3.516	75	4.39
* Gold-equivalent assumes equivalence of 85 units of silver to one unit of gold.

Drill hole MTR-263 confirms and extends some promising gold zones in the Cocos structure identified in holes MTR 200 and 226. MTR-264 is on the Cob structure (between Cocos and Carmen) and 265 & 266 are in-fill holes on the main Carmen structure. True widths are believed to be between 65% and 85% of the intervals reported. The deposit remains open to the east and south and at depth.

The intersections reported above were not included in Resource Estimate “L” published yesterday (September 6). Intersections such as the high grade in MTR-263 point to the potential for underground mining beneath an open pit.

Current work

The current drill period (20 days on, 10 days off) started on September 6th on the Carotare and the Carmen.

The Company will be exhibiting at the Las Vegas Gold & Precious Metals Investment Conference on September 7 and 8. Shareholders and anyone interested in Kimber will be welcome at Booth # 1016.

Robert Longe, P.Eng.
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.